Mail Stop 4561

February 7, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund III, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re: Boston Capital Tax Credit Fund III, L.P.**
> **Form 10-K for the year ended 3/31/2007**
> **Filed on 7/16/2007**
> **File No. 000-21718**

Dear Mr. Marc N. Teal:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007

Certifications

1.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Your discrepancy involves replacing the
        word "report" with "annual report" in paragraph two.   Please confirm that in
        future filings, you will file certifications in the exact form as outlined in Item
        601(B)(31)(i) of Regulation S-K.

Exhibit 23

Independent Auditors' Reports

2.   We note that the audit reports of Donald W. Causey & Associates, P.C. indicate
        that the audits were conducted in accordance with both PCAOB standards and
        auditing standards generally accepted in the United States.   In accordance with
        paragraph 5 of PCAOB Auditing Standard No. 1, reference to generally accepted
        auditing standards is no longer appropriate.   Please include revised opinions from
        Donald W. Causey & Associates, P.C. in an amended filing.

3.   Reference is made to the audit reports for The Hearthside II Limited Dividend
        Housing Association Limited Partnership and Cambridge Family YMCA
        Affordable Housing, L.P.   Tell us how you considered Item 302 of Regulation S-
        T. Confirm that a manually signed audit opinion has been received from the
        independent registered public accounting firm and include the signature
        designation in future filings.

Exhibit 99.1

4.   We note that the financial statements for Sable Chase of McDonough, L.P. have
        been audited by Tama, Budaj & Raab, P.C. for the years ended December 31,
        2006 and 2005.   It appears that the investment balance included in the financial
        statements exceeds 20% of the total consolidated assets.   Note that U.S. public
        accounting firms that wish to prepare or issue audit reports on issuers, or to play a
        substantial role in the preparation or issuance of such reports, must be registered
        with the PCAOB.   The phrase "play a substantial role in the preparation or
        furnishing of an audit report" is defined in PCAOB Rule 1001 (p) (ii).   It does not
        appear that Tama, Budaj & Raab, P.C. has obtained registration with the PCAOB.
        Tell us how you considered the PCAOB registration requirements outlined in
        PCAOB Rule 2100 in selecting the use of this firm to perform the audit of Sable
        Chase of McDonough, L.P.

5.   We note the presentation of the statements of operations and cash flows of Sable
        Chase of McDonough, L.P. for the years ended December 31, 2006 and 2005.
        Please tell us how you applied Rule 3-09(b) and Rule 3-02 of Regulation S-X
        which requires statements of operations and cash flows for each of the three fiscal
        years preceding the date of the most recent audited balance sheet.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in
  the filings;

- staff comments or changes to disclosures in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Marc N. Teal
Boston Financial Tax Credit Fund III, L.P.
February 7, 2008
Page 4

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant